Exhibit 99.1

SCHMID Group N.V. announces a USD 20 million convertible notes financing

Freudenstadt, Germany, July 7, 2026– SCHMID Group N.V. (NASDAQ: SHMD) (the “Company”), a global leader in providing solutions to the high-tech industry mostly in electronics, announced today that it entered into an investment agreement on July 7, 2026 with an institutional investor (the "Investor") pursuant to which the Company will issue and sell senior convertible notes in an aggregate principal amount of $20.0 million convertible into ordinary shares of the Company (the “Notes”) in a private placement to the Investor (the “Investment Agreement”).

The Notes will be issued pursuant to an indenture issued at 99% of principal amount. The Notes bear interest at a rate of 5% per annum, compounded quarterly and payable in kind, subject to the Company’s right to elect cash payment upon prior notice. The Notes have a two and a half year maturity, i.e. they will mature on January 14, 2029, unless previously converted into shares of the Company.

The Notes are convertible, at the option of the Investor, into shares of the Company at the lower of USD 10.50 or the 97% of the applicable volume-weighted average price of the shares of the Company, subject to a minimum conversion price of USD 1.93 per share and certain daily conversion limits as further specified in the Investment Agreement.

In connection with the execution of the Investment Agreement, the Company will also enter into a registration rights agreement with the Investor pursuant to which the Company agrees to file a registration statement covering the resale of the shares issuable upon conversion of the Notes.

The Company’s obligations under the Notes are guaranteed by its German operating subsidiary, Gebr. Schmid GmbH, subject to applicable German law limitations. The Investment Agreement and the provisions of the Notes contain customary affirmative and negative covenants, change of control protections and events of default customary for transactions of this type.

The net proceeds from the issuance of the Notes will be used to fund the working capital need resulting from the ongoing order intake acceleration and growth capital needed for the move from rented to owned manufacturing plant in China with nearly double capacity.

“Since the beginning of this year, we have replenished working capital, converted the majority of the shareholder-related debt to equity cleaning-up the balance sheet to an appropriate level. As order intake is accelerating we want to be in a position of strength and have the flexibility to take growth opportunities as they come” said Arthur Schuetz, Chief Financial Officer of the Company.

William Blair acted as sole placement agent in connection with the financing.

The securities described above have not been registered under the Securities Act of 1933, as amended (the “Securities Act”), or any state’s securities laws, and are being issued and sold pursuant to an exemption from registration provided for under the Securities Act. Accordingly, these securities may not be offered or sold in the United States, except pursuant to an effective registration statement or an applicable exemption from the registration requirements of the Securities Act. The Company has agreed to file a registration statement with the U.S. Securities and Exchange Commission registering the resale of the ordinary shares issuable upon conversion of the Notes. Any offering of the securities under the resale registration statement will only be made by means of a prospectus.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of these securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction.

Schmid Group - Press Release Convertible Bond July 2026(10344999657.2) - 06.07.2026 19:46:43

Forward-looking Statements

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 that are based upon current expectations or beliefs, as well as assumptions about future events. Forward-looking statements include all statements that are not historical facts and can generally be identified by terms such as “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potentially,” or “will” or similar expressions and the negatives of those terms. These statements include, but are not limited to, statements relating to planned financing transactions of the Company and the Company's future financial performance. Actual results could differ materially from those expressed in or implied by the forward-looking statements due to a number of risks and uncertainties, including but not limited to, the timing of the Company’s submission of a plan to regain compliance, Nasdaq’s acceptance of the plan, the duration of any extension that may be granted by Nasdaq, the potential inability to meet Nasdaq’s requirements, unexpected delays in securing financing or changes to financing agreements and the other risks and uncertainties described in the Company’s SEC reports and under the heading “Risk Factors” in its most recent annual report on Form 20-F which are available at www.sec.gov. These forward-looking statements speak only as of the date of this press release. Except as required by law, the Company does not undertake any obligation to update or revise its forward-looking statements to reflect events or circumstances after the date of this press release.

About The SCHMID Group

The SCHMID Group is a world-leading global solutions provider mostly for the electronics industry, with its headquarters based in Freudenstadt, Germany. Founded in 1864, today it employs more than 800 staff members worldwide, and has technology centers and manufacturing sites in multiple locations including Germany and China, in addition to several sales and service locations globally. The Group focuses on developing customized equipment and process solutions mostly for the electronics industry. Our system and process solutions for the manufacture of substrates, printed circuit boards and other electrical components ensure the highest technology levels, high yields with low production costs, maximized efficiency, quality, and sustainability in green production processes.

Learn more at www.schmid-group.com

Schmid Group - Press Release Convertible Bond July 2026(10344999657.2) - 06.07.2026 19:46:43